THE AEGIS FUNDS
MULTIPLE CLASS PLAN PURSUANT TO RULE 18F-3

This Multiple Class Plan (the “Plan”) has been adopted pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”) by a majority of the Trustees of The Aegis Funds (the “Trust”), including a majority of those Trustees who are not interested persons of the Trust as defined in the 1940 Act (the “Independent Trustees”), with respect to the Trust and each of its existing and hereafter created series (each, a “Fund” and collectively, the “Funds”) and its classes.  The existing Funds are set forth in Appendix A.

The Plan, in accordance with Rule 18f-3 under the 1940 Act, (i) designates classes of shares of each Fund and (ii) sets forth the differences between the classes with respect to shareholder services, distribution arrangements, expense allocations and any related conversion features or exchange privileges.

The Trustees of the Trust, including a majority of the Independent Trustees, have determined that the Plan, including the allocation of expenses, is in the best interests of the Funds and each class of shares offered by the Funds.

I. CLASSES OFFERED.  The shares of the Funds are divided into Class A and Class I shares. Class A shares are available to all investors and will be sold by the principal underwriter for the Trust (the “Distributor”) and by banks, securities brokers or dealers and other financial institutions that have entered into a selling agreement with the Distributor. Class I shares will be available only to certain eligible investors as disclosed in the Fund’s prospectus.

A. CLASS A SHARES. Class A shares are offered and sold at net asset value per share plus a front-end sales charge. The front-end sales charge shall be in such amount as is disclosed in a Fund's current prospectus or prospectus supplement and shall be subject to reductions for larger  purchases  and such  waivers or  reductions  as are  determined  or approved  by the Trustees.  Class A shares may be subject to a deferred sales charge of 1.0%, as disclosed in the prospectus.  Class A shares are subject to a distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act. The distribution plan for the Class A shares allows for the payment of a distribution fee up to 0.25% of average daily net assets of the Class A shares to reimburse the Distributor for amounts it has paid (a) for services or expenses primarily intended to result in the sale of the Class A shares, and (b) to others who render assistance in distributing, promoting or providing shareholder services to shareholders of Class A shares of the Fund.

B. CLASS I SHARES. Class I shares are offered and sold at the net asset value per share (without imposition of a front-end sales or deferred sales charges). Class I shares are not subject to Rule 12b-1 distribution fees or shareholder service fees.

II. EXPENSE ALLOCATION. All expenses of the Fund shall be allocated among each of the Classes in accordance with Rule 18f-3 under the 1940 Act, except that (i) the fees and expenses incurred by the Fund under the distribution plan shall be allocated to the Class A shares. Subject to the approval of the Trustees, including a majority of the Independent Trustees, the following “Class Expenses” may be allocated on a class-by-class basis:

1.	transfer agency and other record keeping costs;

2.	Securities and Exchange Commission and blue sky registration or qualification fees;

3.
printing and postage expenses related to printing, preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of a particular class or to regulatory authorities with respect to such class;

4.	audit or accounting fees or expenses relating solely to such class;

5.	the expenses of administrative personnel and services as required to support the shareholders of such class;

6.	litigation or other legal expenses relating solely to such class;

7.	Trustee fees and expenses incurred as a result of issues relating solely to such class; and

8.	other expenses subsequently identified and determined to be properly allocated to such class.

All expenses not now or hereafter designated as Class Expenses (such expenses, “Fund Expenses”) will be allocated to each class on the basis of the net assets of that class in relation to the net assets of the Fund.

III. WAIVERS AND REIMBURSEMENTS. The investment adviser of the Fund (the “Advisor”) or Distributor may choose to waive or reimburse Rule 12b-1 fees, transfer agency fees or any Class Expenses on a voluntary, temporary basis. Such waiver or reimbursement may be applicable to some or all of the classes and may be in different amounts for one or more classes.

IV. INCOME, GAIN AND LOSSES. Income and realized and unrealized capital gains and losses shall be allocated to each class on the basis of the net assets of that class in relation to the net assets of the Fund.

V. CONVERSIONS. Class I shares held by a shareholder that is no longer eligible to own such shares may be converted to Class A shares from time to time upon written instruction from the Fund to the Fund’s transfer agent, provided that (1) the shareholder is given prior notice of the proposed conversion and (2) the conversion is effected on the basis of the relative net asset values of the two Classes without the imposition of any sales load, fee or other charge. Persons who hold Class A shares that are eligible to own Class I shares may convert their Class A shares into Class I shares, subject to the Adviser’s discretion, as described in the prospectus.  Any conversion from Class A shares to Class I shares shall be on the basis of the relative net asset values of the two Classes without the imposition of any sales load, fee or other charge. Any such conversion will occur at the respective net asset values of the share Classes next calculated after the Fund’s receipt of the shareholder’s request in good order.

VI. VOTING AND OTHER RIGHTS. Each Class of shares shall have (a) exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangements; (b) separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of the other class; and (c) in all other respects, the same rights and obligation as the other class.

VII. EXCHANGE PRIVILEGES. Class I Shares of the Funds may be exchanged for shares of another fund managed by the same adviser as the Trust, as set forth in the Fund’s prospectus.  Class A shares may not be exchanged for shares of another fund managed by the same adviser as the Trust.  Any exchange feature applicable to a Class will be described in the Fund’s prospectus.

VIII. AMENDMENTS TO THE PLAN. The Plan may not be materially amended to change its provisions unless a majority of the Trustees, including a majority of the Independent Trustees, shall find that the Plan, as proposed and including the expense allocations, is in the best interest of each Class individually and the Fund as a whole.

IX. COMPLIANCE WITH FUND GOVERNANCE STANDARDS. While the Plan is in effect, the Trust will comply with the fund governance standards set forth in Rule 0-1(a)(7) under the 1940 Act.

APPENDIX A

Existing Funds

Aegis High Yield Fund

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